One Silk Street London EC2Y 8HQ Telephone (44-20) 7456 2000 Facsimile (44-20) 7456 2222 DX Box Number 10 CDE Direct Line (44-20) 7456 3223 Direct Fax (44-20) 7456 2222 tom.shropshire@linklaters.com
Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America
                                          June 21, 2006
By E-mail and EDGAR
Dear Ms. Ransom:

Re:	Cambridge Antibody Technology Group plc

Amendment No. 6 to Schedule 13E-3 and Schedule TO-T filed June 15,
2006 by AstraZeneca PLC and AstraZeneca UK Limited
File No. 005-46037
We refer to the comment letter (the “Comment Letter”), dated June 20, 2006, of the staff (“Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) on the above referenced Schedule 13E-3 and Schedule TO and amendments thereto (collectively, the “Schedule 13E-3/TO”) of AstraZeneca PLC (“AstraZeneca PLC”) and AstraZeneca UK Limited (“AstraZeneca UK” and together with AstraZeneca PLC, “AstraZeneca”). On behalf our clients, AstraZeneca PLC and AstraZeneca UK, we have the following responses to the Staff’s comments.
For your convenience, each comment is repeated below, prior to the response. Unless otherwise defined herein, capitalized terms shall have the meaning given to them in the offer document (the “Offer Document”) included as Exhibit 99.(a)(1) to the Schedule 13E-3/TO.
Schedule 13E-3/Schedule TO-T
Recommended Cash Offer
1.	We note your response to prior comment 4, however, we continue to believe that the requested changes are necessary. We understand, as you have indicated, that “the Offer Document has been prepared as a single document for use around the world, with a particular emphasis on UK style and format,” however Item 1014(a) of Regulation M-A talks specifically in terms of stating whether the going private transaction is fair or unfair to the unaffiliated stockholders. We reiterate our request that you revise the offering materials to consistently articulate the fairness determination of both AstraZeneca and CAT in these terms.

Response

In response to the Staff’s comment, AstraZeneca will amend Item 8 under Item 13 of the Schedule 13E-3/TO to include the following:

“In the context of the Offer Document and related materials, any statements about the determination of fairness of the Offer to the holders of CAT Securities by either the AstraZeneca Entities or CAT should be read and understood to relate to a determination of the fairness of the Offer to the unaffiliated holders of CAT Securities (i.e., holders other than the AstraZeneca Entities).”

2.	We note your response to prior comment 6 and your indication that “it is established practice for the target’s financial advisor to stipulate that it has taken into account the commercial assessments of the target’s directors in providing advise to such directors,” however, it is not clear to us what is meant by “commercial assessments.” For example, are you referring to internal projections and assumptions? Please advise.

Response

Following communications with Morgan Stanley, as described in our earlier response, we respectfully advise that this specific language refers to the need to take the assessments of the CAT Board into consideration when providing advice to them (i.e., the advice cannot be independent of the commercial realities of the business). In that regard, the phrase is meant to encompass the fact that the directors will know the CAT business, products and industry better than an outside adviser and the language does not relate to a specific provision of forecasts or assumptions.

Special Factors, page 30

3.	See prior comment 10. Please revise your offering materials to indicate, as you have in your response, that the committee was not formed to consider the fairness of the Offer and that “certain matters” refers to “administrative matters related to the execution of the Offer.”

Response

In response to the Staff’s comment, AstraZeneca will amend Item 8 under Item 13 of the Schedule 13E-3/TO to include the following:

“For the avoidance of doubt, the CAT Offer Committee of the Board was appointed to deal solely with administrative matters related to the execution of the Offer. This committee was not formed to consider the fairness of the Offer and made no such determination.”

4.	We note your response to prior comment 17 and, in particular, your indication that “going concern value” was implicitly considered by AstraZeneca” and that the existing disclosures “indicate clearly that there is value being ascribed above the net book value and liquidation value of the assets.” Because your discussion does not specifically address going concern value in the context of one of the factors that was considered by the Board in arriving at its substantive fairness determination, we request that you revise your disclosure to specifically state how this factor was considered. Please also revise your discussion to state why you believed it was not necessary to obtain a fairness option from Goldman Sachs International, as you have indicated in your response.

Response

In response to the Staff’s comment, AstraZeneca will amend Item 8 under Item 13 of the Schedule 13E-3/TO to include the following:

“In the context of the Offer, the primary focus of AstraZeneca’s financial analysis was on the value of intellectual property rights and other intangible assets of CAT. That fact, when coupled with the fact that neither net book value nor liquidation value were deemed to be material considerations for the AstraZeneca Entities, means that CAT’s “going concern value” was a factor in its fairness determinations and is reflected in the discussions in the paragraph entitled “Offer price” on page 35 of the Offer Document.

AstraZeneca did not request or obtain a fairness opinion from Goldman Sachs International because the financial and operational analyses were conducted by AstraZeneca and it was not considered necessary or market practice in the United Kingdom to obtain such an opinion.”

5.	See prior comment 18. We note your response and your reference to prior comment 4, however, we reiterate the prior comment as it relates to our request that CAT state that the Offer is substantively and procedurally fair to the unaffiliated shareholders (emphasis added).

Response

In response to the Staff’s comment, AstraZeneca will amend Item 8 under Item 13 of the Schedule 13E-3/TO to include the following:

“For the avoidance of doubt, the CAT Board believes the Offer to be substantively and procedurally fair to all unaffiliated holders of CAT Securities.”

6.	See prior comment 19. Please revise your disclosure to elaborate upon how the fact that Morgan Stanley will receive two payments impacted the determination of the fairness of the transaction. We note your indication that the CAT Board did not believe that “the payments to Morgan Stanley had a material impact on the CAT Board’s determination of fairness of the Offer.” Please revise your discussion to state this, otherwise it is not clear what is meant when you state that CAT “took note of the fact that Morgan Stanley will receive two payments...”

Response

In response to the Staff’s comment, AstraZeneca will amend Item 8 under Item 13 of the Schedule 13E-3/TO to include the following:

“The CAT Board did not believe that the payments to Morgan Stanley had a material impact on the CAT Board’s determination of fairness of the Offer. The CAT Board appointed Morgan Stanley because it wished to retain the advice of financial experts in these matters and was required to obtain competent independent advice in connection with the Offer under the City Code. CAT believes that is customary in the United Kingdom for payments to the financial adviser to be staggered, as was done with Morgan Stanley, and the amounts payable to Morgan Stanley are what may customarily have been expected in these circumstances.”

7.	See prior comment 21. Consistent with our request in comment 4 above, please elaborate upon your discussion to explicitly discuss the fact that going concern value was considered by the CAT Board and how it assisted the CAT Board in arriving at the fairness determination.

Response

In response to the Staff’s comment, AstraZeneca will amend Item 8 under Item 13 of the Schedule 13E-3/TO to include the following:

“As stated in paragraph 3 of the Part III of the Offer Document, the CAT Board considered a number of factors in making its fairness determination, including CAT’s current and anticipated business, financial condition, results of operations and prospects, short and medium-term expectations of profitability and related forward-looking issues. Those considerations, when coupled with the fact that neither net book value nor liquidation value were deemed to be material considerations for the CAT Board’s determinations, means that CAT’s “going concern value” was a factor in its fairness determinations.”

8.	We note your response to prior comment 23. Please revise your disclosure to state, as you do in your response, why neither net book value nor liquidation value was considered.

Response

In response to the Staff’s comment, AstraZeneca will amend Item 8 under Item 13 of the Schedule 13E-3/TO to include the following:

“The CAT Board did not, and does not, consider valuations based on net book value or liquidation value to be generally considered appropriate for companies such as CAT and, as a result, were not considered relevant to the CAT Board’s fairness determination. For example, although the Offer price is 1,320 pence per CAT Share, the net book value per CAT Share, which is disclosed in paragraph 11.13 of Appendix V on page 147 of the Offer Document, was 341 pence, significantly below the Offer price.”

9.	We note your response to prior comment 27, however, we reiterate our request that you summarize all non-public information used by Morgan Stanley in formulating its fairness opinion. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Morgan Stanley’s reliance upon those materials to be reasonable. We note your indication that the certain financial statements and financial projections furnished by CAT were not materially related to the transaction and were not material to Morgan Stanley’s formulation of its fairness opinion, however, without a very detailed explanation for the staff to consider elaborating upon why you believe that such information is immaterial, we believe that such information should be included in the offering materials.

Response

The following response is based on our communications with CAT and its representatives. As the Staff is aware, CAT furnished certain financial projections to Morgan Stanley. These projections were not prepared in connection with or with a view to the Offer. They were originally prepared by management and put before the CAT Board in different versions and on different occasions in the context of ongoing strategic business considerations. They were subsequently provided to Morgan Stanley for background information purposes. As Morgan Stanley has confirmed, the projections were not considered material to their fairness opinion or their underlying valuations of CAT’s business. This, together with the fact that the projections were not at any time reviewed or adopted by the CAT Board in connection with the Offer, supports the conclusion that the projections were not material to the Offer or any related fairness determination.

However, in response to the Staff’s comment, AstraZeneca will amend Item 8 to under Item 13 of Amendment No. 8 to the Schedule TO/13E-3 to be filed on June 22, 2006 to include the following:

CAT provided Morgan Stanley with financial projections through 2011 that attempted to demonstrate CAT’s maximum capacity to fund research and development based on revenues from its royalty streams including HUMIRA and current cash balances. While Morgan Stanley reviewed the projections in the context of its opinion, Morgan Stanley did not deem the projections to be material to its opinion for the reasons outlined below:

•	The purpose of the projections was to estimate the maximum that CAT could spend on research and development and the projections were not intended to represent management’s view as to the financial profile of the business. The projections focused on cash utilisation rather than accounting profit and loss.
•	As CAT had a number of pipeline candidates in the early stages of development, the projection period provided through 2011 was not long enough to capture any potential revenue for these projects.
•	The discounted cash flow methodology employed by Morgan Stanley was based on assessing value on a component-by-component basis including the value of each product candidate and the technology platform of CAT. As a result, Morgan Stanley did not discount the cash flows of CAT on a consolidated basis and thus the consolidated financial projections were not used in the discounted cash flow methodology.

10.	We note your response to prior comment 28. Please revise your disclosure to state, as you do in your response, why the non-executive directors of CAT did not retain any separate unaffiliated representative to act solely on behalf of the Public Shareholders.

Response

In response to the Staff’s comment, AstraZeneca will amend Item 8 under Item 13 of the Schedule 13E-3/TO to include the following:

“The CAT Board did not consider it necessary to retain a separate unaffiliated representative for the non-executive directors on the CAT Board because none of the directors of CAT is an affiliate of AstraZeneca for U.S. federal securities law purposes and, in addition, a majority of CAT’s directors are non-executive directors, all of whom voted to recommend the Offer as stated in paragraph 5 of Part III of the Offer Document. Furthermore, CAT is an English public limited company and, while certain U.S. companies may consider retaining such a representative in connection with state law conflicts of interest provisions, there is no requirement under English company law to do so nor is it usual for an English company to do so in circumstances such as the Offer.”

Part B — Further Terms of the Offer, page 56

11.	We note your response to prior comment 30 and your indication that you expect to utilize a means other than placing an advertisement in a newspaper of national circulation in the United States to advise security holders of your intent to reduce the percentage, however, we do not believe these means to be adequate in informing security holders. Please ensure that such notice is placed as an advertisement in a newspaper of national circulation in the United States.

Response

We note the Staff’s comment. AstraZeneca agrees to publish the announcement of any waiver of the minimum acceptance condition in a newspaper of national circulation in the United States, in addition to (i) issuing a press release to newswire services in the United States, (ii) filing such release as an exhibit to the Schedule 13E-3/TO and (iii) posting it on its website.
Exhibit 99.(a)(2) — Letter of Transmittal
12.	We note your response to prior comment 31 and your indication that you would “not have any expectation that a fact finder would use such language to absolve AstraZeneca from any claim of potential liability under the Exchange Act...”

Please also confirm supplementally that you will not utilize this language as a defense to any such claim.

Response

AstraZeneca notes the Staff’s request and in response AstraZeneca confirms that it will not attempt to defend a claim predicated on an alleged breach of the U.S. federal securities laws on the basis that a receipt of a confirmation under the Letter of Transmittal that a former holder of CAT Securities “received and reviewed” the Offer Document is an implicit or express waiver of AstraZeneca’s potential liability under the Offer.
* * * * *

Should you or the Staff have any questions or require any additional information, please contact the undersigned directly. Thank you for your assistance with this matter.
Yours sincerely,
/s/ Thomas B. Shropshire, Jr.
Thomas B. Shropshire, Jr.
cc: Graeme Musker, Company Secretary and Solicitor, AstraZeneca PLC